September 14, 2020

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz
Dorrie Yale

Re:	Tarsus Pharmaceuticals, Inc. Draft Registration Statement on Form S-1 Submitted August 7, 2020 Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 14, 2020 CIK No.: 0001819790

Dear Ms. Schwartz:

Tarsus Pharmaceuticals, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Draft Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.  We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2 and (ii) three hard copies of Amendment No. 2 which are marked to show changes to the Registration Statement submitted on August 7, 2020.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated September 3, 2020 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the September 3, 2020 letter in italicized print, and the Company’s responses are provided below each comment.

Securities and Exchange Commission

September 14, 2020

Draft Registration Statement on Form S-1, submitted August 7, 2020

Cover Page

1.

Please revise the table on the cover page and on page 185 to also take into account underwriting commissions.  We note your disclosures elsewhere in the prospectus reflecting information after deducting estimated underwriting discounts and commissions.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has revised the table on the cover page and on page 163 to also take into account underwriting commissions.

Prospectus Summary

Overview, page 1

2.

We note your references to your product candidates as “first-in-class” on page 1 and throughout the registration statement.  This term suggests that the product candidates are effective and likely to be approved.  Please delete these references throughout your registration statement.  If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process.  Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.  Additionally, with respect to TP-03, there are existing FDA approved treatments for rosacea.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to delete “first-in-class” when referencing the Company’s product candidates.

3.

We note your statement that you estimate that the number of Demodex blepharitis cases may be as high as approximately 25 million based on your internal studies, and your other references to your research and surveys in the Summary.  Please remove discussions of your surveys from the Summary, and in the Business section, provide additional details regarding the surveys so that an investor may understand their significance, including which types of ECPs were included in the survey, how the surveyed ECPs and patients in eye care clinics were selected, whether there was any ECP education that took place between May 2019 and May 2020 that may have led to a rise in the number of diagnoses, and what information regarding the indication and product candidates were provided to those surveyed.  Please also revise to provide balancing disclosure regarding the small number of ECPs and patients surveyed.  Also

Securities and Exchange Commission

September 14, 2020

explain the basis for why you believe there may be 25 million Demodex blepharitis patients when you state on page 2 that your research also indicates 58% of patients presenting to ECP offices have collarettes indicative of Demodex blepharitis and that there are 20 million patients who suffer from blepharitis.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove the discussions of the Company’s research and surveys and the statement that Demodex blepharitis cases may be as high as approximately 25 million in the Summary section. The Company has also revised the Registration Statement to include further detail and information in the Business section regarding the Company’s studies and surveys and the basis for its belief that there may be as many as 25 million Demodex blepharitis patients in the U.S. Further, the Company provided additional disclosure regarding the ECP Survey, including balancing disclosure regarding the small number of ECPs and patients surveyed. Additionally, the Company does not believe that there was a substantive reason for the increase in the number of patients with blepharitis, dry eye and MGD, other than the ECPs surveyed in 2020 may have had more active practices.

4.

Please revise the pipeline table on page 2, which also appears on page 108, so that it reflects the current status of your product candidates.  As such, please remove the grayed out portion of the arrow for TP-04, and also shorten the length of the arrows for the preclinical studies that are not yet completed.  For example, we note your disclosure on page 133 that you are conducting pre-clinical studies for TP-04.  Please also expand your disclosure on page 133 to state that you will need to obtain an IND for TP-04 prior to commencing trials in the U.S., which you explain on page 19.

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and has the revised pipeline table in the Registration Statement on pages 2 and 93 to remove the grayed out portion of the arrow for TP-04 and provide further clarification in the pipeline table and also shorten the length of the arrows for the preclinical studies that are not yet completed. Additionally, the Company has revised the Registration Statement on pages 97 and 118 to expand the disclosure that the Company will need to obtain an IND for TP-04 prior to commencing trials in the U.S. and on pages 97 and 119 to expand the disclosure that the Company will need to obtain an IND for TP-05 prior to commencing trials in the U.S. The Company has also revised the Registration Statement to clarify that the first clinical trial for TP-04 will be a Phase 1/2 trial outside the United States.

Blepharitis: A Significant, Underserved & Underdiagnosed Market, page 2

5.	Please include a statement citing the number of people with collarettes that do not have Demodex blepharitis.

Securities and Exchange Commission

September 14, 2020

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has deleted this disclosure from the Summary section because this data is derived from the Company’s surveys and studies. The Company has revised pages 94 and 104 of the Registration Statement to state that all patients presenting to the ECP offices with collarettes were also found to have Demodex blepharitis.

6.

Please remove the comparisons of the blepharitis market to the dry eye market and your TP-03 product to Allergen’s Restasis in your Summary section.  Additionally, tell us why you believe it is appropriate to make such comparisons when there are numerous differences, including but not limited to the intended indication, regulatory approval status and company operating history.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove comparisons of the blepharitis market to the dry eye market and the comparisons of TP-03 to Allergen’s Restasis in the Summary section.

The Company believes the Demodex blepharitis market and the dry eye market have important similarities to the dry eye market that makes it an appropriate comparison because both Demodex blepharitis and dry eye are diseases that affect the front of the eye, both are treated by ECPs at eye care clinics, both can cause an inflamed ocular surface or eyelids and both have similar patient demographics. While dry eye had numerous over-the-counter options that reinforced the disease and promoted disease management and patient awareness for dry eye may have been higher due to the various over-the-counter options for dry eye, the Company believes that the similarities provide context for a potential market size for Demodex blepharitis. The Company has revised the risk factor disclosure and certain other disclosures in the Registration Statement to provide more context for why the Company believes providing a comparison is appropriate and reasons why the two markets may not be analogous.

Our Approach: TP-03, page 3

7.

We note your statements on page 4 and elsewhere that your results are “highly statistically significant.” Please limit your discussions of trial results in the Summary section to statements regarding the primary endpoints and whether they were met, or that the trials and endpoints were exploratory, as applicable.  The discussion of specific p-values and whether they are statistically significant should be in the Business section, where you should also explain how statistical significance relates to FDA approval and what you mean by “highly” statistically significant.

Securities and Exchange Commission

September 14, 2020

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove references to “highly” statistically significant and provide an explanation of how statistical significance of the Company’s clinical trial data relates to FDA approval. Additionally, the Company has revised the Summary section to limit discussion of trial results to statements regarding achievement of clinical endpoints. Additionally, as further discussed in Comment 8 below, the Company has removed references to “robust and consistent clinical efficacy” and “meaningful and consistent clinical efficacy and safety results” and focused on statements that clinical endpoints for efficacy and safety were achieved.

8.

We note your statement on page 4 regarding the “robust and consistent clinical efficacy” of TP-03 that you observed in your Phase 2 clinical trials, as well as “meaningful and consistent clinical efficacy and safety results” from your Phase 2 program.  You also refer on page 6 to “[c]ompelling efficacy and safety data” from your Phase 2 program, on page 7 that you observed in Phase 2 trials that TP-03 “results in collarette cure and mite eradication,” and your Figure 15 advertises a key advantage of TP-03 as its “Efficacy and Efficiency.” Please revise these and all similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and has revised the disclosures in the Registration Statement that state or imply that the Company’s product candidates are safe or effective.

9.

Please explain the basis for the amounts set forth in the following statement on page 5: “In the United States, MGD prevalence has been found to be approximately two-thirds of that of the estimated 34 million dry eye patient population.” We note that on page 3, you state the diagnosed population for dry eye was over 6 million in 2015 and similar levels have been maintained since.

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comment. The 34 million dry eye patient population is based on market data of the prevalence of the disease at one point in time. The diagnosed population of six million is an annual number based on the number patients who are actually diagnosed with the disease by an ECP in such year. Diagnosis figures are generally much lower than prevalence estimates because many conditions, such as dry eye, are undiagnosed. The Company has revised the registration statement to clarity the six million diagnosed population is an annual number.

Securities and Exchange Commission

September 14, 2020

10.

The footnotes to the graphic on page 5 indicate the Saturn trials are pending FDA feedback.  Please disclose this in your discussions of the Saturn trials and describe this process and expected timeline.  Please also increase the font size of the footnotes to the graphic to make them more legible.

RESPONSE TO COMMENT 10:

The Company acknowledges the Staff’s comment and has revised the disclosures in the Registration Statement to disclose that the Company received a “no objection” letter from the FDA that it had no objections to the trial design for the Saturn-1 and to disclose that the design for Saturn-2 is highly comparable to Saturn-1 and the Company will update the IND protocol prior to commencing a Saturn-2. The Company has also increased the font size of the footnotes.

11.	Please describe how the formulation of TP-03 that is expected to support your NDA submission for Demodex blepharitis is different than the formulation of TP-03 used in certain of your prior trials.

RESPONSE TO COMMENT 11:

The Company acknowledges the Staff’s comment and has revised pages 4 and 95 of the Registration Statement to describe that the change in formulation consisted of replacing laurolkonium chloride (LAK) with sorbate as the preservative as well as adding a chelating agent.

Our Strengths and Differentiation, page 6

12.

Please balance your first bullet to explain that based on FDA feedback, your Phase 3 trials will be using primary endpoints that are more stringent than the ones used in your Mars and Jupiter trials and involve longer durations.  Also explain that you expect to enroll 700 patients in your two Phase 3 trials as compared to your largest trial to date with 54 patients, that all your other trials were conducted outside of the U.S., and that the FDA has not yet approved your trial designs.

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and has revised the first bullet under Our Strengths and Differentiation to explain differences between the endpoints for the Company’s Saturn-1 and Saturn-2 clinical trials and the endpoints for the Company’s Mars and Jupiter trials. The revisions also explain that the Company expects to enroll at least 350 patients in the Saturn-1 trial and approximately 350 patients in the Saturn-2 trial, in multiple locations in the United States (as opposed to one location in Mexico), and that the FDA has provided a “no objection” regarding the trial designs for the Saturn-1 clinical trial. The Saturn-2 trial will be based on the same IND, but the Company intends to update the protocol prior to commencing the Saturn-2 trial.

Securities and Exchange Commission

September 14, 2020

Our Strategy, page 7

13.

Please revise the last bullet on page 7 regarding the rights you retained, and similar references elsewhere, to explain that you are dependent on intellectual property licensed from Elanco Tiergesundheit AG for both TP-03 and TP-04.

RESPONSE TO COMMENT 13:

The Company acknowledges the Staff’s comment and has revised the last bullet on page 7 and similar references elsewhere, to explain that the Company is dependent on intellectual property licensed from Elanco Tiergesundheit AG (“Elanco”) for each of TP-03, TP-04 and TP-05.

Risks Related to our Business, page 7

14.

Please revise your risk factor discussion so that they are of the same prominence as the discussion of your strategies.  Please add bullets to discuss the risks associated with the significant concentration of share ownership by your principal shareholders, officers and directors, as referenced on pages 77-78, and that you are dependent on a license agreement for the intellectual property underlying your lead product candidate.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comment and has revised the risk factor discussion on page 7 and 8 so that they are of the same prominence as the discussion of the Company’s strategies by bolding the text. Additionally, the Company has added a bullet to discuss the risks associated with the significant concentration of share ownership by the Company’s principal shareholders, officers and directors. Further, the Company has revised and moved the bullet regarding the Company’s dependence on licenses from Elanco for intellectual property underlying the Company’s product candidates, including the lead product candidate, to provide greater prominence.

Implications of Being an Emerging Growth Company, page 9

15.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 15:

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. In addition, to the extent the Company uses any such written communications, the Company advises the Staff that potential investors will not be able to retain such written communications.

Securities and Exchange Commission

September 14, 2020

Risks Related to Intellectual Property, page 48

16.

In the first risk factor on page 48 please include your obligation to grant Elanco a license to your patents and know-how if Elanco terminates the agreement for failure to meet a development milestone, which is mentioned on page 137.

RESPONSE TO COMMENT 16:

The Company acknowledges the Staff’s comment and has revised the risk factor on page 41 to include the Company’s obligation to grant Elanco a license to the Company’s patents and know-how if Elanco terminates the agreement for failure by the Company to meet a development milestone.

Market, Industry and Other Data, page 85

17.

It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement.  Accordingly, please delete the statements that the sources of the data cannot guarantee the accuracy or completeness of the information, and that your internal assumptions have not been verified by any independent source.  Alternatively, specifically state that you take liability for these statements.  We also note you state that you have conducted or sponsored surveys and studies set forth in this prospectus.  Please expand your Business discussion to clarify which surveys were conducted by a third party, identify the party, and whether you commissioned the study for use in the registration statement.  Please also tell us what consideration you gave with respect to filing a consent for such third party pursuant to Securities Act Rule 436.

RESPONSE TO COMMENT 17:

The Company acknowledges the Staff’s comment and has revised the discussion of Market, Industry, and Other Data to delete the statements that the sources of the data cannot guarantee the accuracy or completeness of the information, and that the Company’s internal assumptions have not been verified by any independent source.

Additionally, the Company respectfully advises the Staff that, pursuant to Rule 436 of the Securities Act of 1933, as amended (“Rule 436”), no expert’s consent is required unless a portion of the expert’s report or opinion is quoted or summarized as such in the Registration Statement. In addition, pursuant to the Staff’s guidance contained in Securities Act Rules CDI 233.02, the consent requirement applies only when a report, valuation or opinion of an expert is included or summarized in the Registration Statement and attributed to the third party and thus becomes “expertised” disclosure, with resultant Section 11 liability for the expert and a reduction in the due diligence defense burden of proof for other Section 11 defendants with respect to such disclosure.

The Company respectfully advises the Staff that it takes full responsibility for the market research surveys that the Company has commissioned and that the disclosures in this section are attributed to the Company’s management based on information from reports provided by Corsica Life

Securities and Exchange Commission

September 14, 2020

Sciences and Clearview Healthcare Partners. The Company supplementally advises the Staff that while the Company commissioned the reports, it did so for marketing and market size research relating to Demodex blepharitis and not specifically for inclusion in the Registration Statement. For the foregoing reasons, the Company respectfully advises the Staff that it believes there is no requirement for the Company to name a third party expert in the Registration Statement or file such third party’s consent as an exhibit thereto.

Use of Proceeds, page 86

18.

Please revise to disclose how far you expect to proceed in your Phase 3 trials of TP-03 for the treatment Demodex blepharitis and in the development of your other product candidates.  Also, to the extent material amounts of other funds are necessary to accomplish your specified purposes, state the amounts of such other funds and the sources thereof.

RESPONSE TO COMMENT 18:

The Company acknowledges the Staff’s comment and has revised the Use of Proceeds on 72 to expand the disclosure of the use of proceeds from the offering to disclose how far the Company expects to proceed in the Phase 2b/3 trial and Phase 3 trial of TP-03 for the treatment Demodex blepharitis and in the development of its other product candidates.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Fair Value of Common Stock, page 105

19.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.  This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE TO COMMENT 19:

The Company acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.

Securities and Exchange Commission

September 14, 2020

Business

Blepharitis Overview, page 113

20.

On page 116, please clarify which of your clinical studies is referenced, or otherwise disclose information regarding the trial, including the number of participants and the results.  In particular, you state “only 7% of patients without collarettes had Demodex” and you also state “[e]ven for those subjects without collarettes, but who were performing daily lid scrubs with shampoo for a full year, 50% had Demodex infestation....” Please clarify how the 50% relates to the 7% in the description and Figure 7.

RESPONSE TO COMMENT 20:

The Company acknowledges the Staff’s comment and has revised page 101 of the Registration Statement to identify the study and provide clarification how the 50% relates to the 7% with respect to Demodex infestation.

Market Opportunity in Blepharitis, page 116

21.

On page 117, please revise the disclosure to state why a comparison to dry eye is being presented in a study that you state was conducted to determine ECP awareness of the connection between collarettes and Demodex infestation.  With respect to the graphic, please revise as necessary to clarify if any of these patients had overlapping diagnoses, in particular with respect to MGD and dry eye.

RESPONSE TO COMMENT 21:

The Company acknowledges the Staff’s comment and has revised page 102 of the Registration Statement to state why a comparison to dry eye is being presented in a study that was conducted to determine ECP awareness and have additionally revised the disclosure on page 102 to disclose that there may have been overlapping diagnoses but that such study did not measure any such potential overlap. Additionally, the Company has included balancing disclosure that the sample size of both ECPs and patients was relatively small and the number of blepharitis patients may not be comparable to the number of dry eye patients.

22.

On page 120 please explicitly state the basis for your comparison to dry eye and why that comparison is meaningful.  Please note whether there was any overlap between patients that had both collarettes and were on a prescription therapeutic for dry eye disease and explain how the survey results relate to your stated belief that there is a significant population for Demodex blepharitis.

Securities and Exchange Commission

September 14, 2020

RESPONSE TO COMMENT 22:

The Company acknowledges the Staff’s comment and has revised page 104 of the Registration Statement to explicitly state the basis for the comparison to dry eye. The Company also revised the disclosure to note that there may have been overlap between patients that had both collarettes and were on a prescription therapeutic for dry eye disease but that such survey did not measure any such potential overlap and to explain how the survey results relate to the Company’s belief that there is a significant population for Demodex blepharitis.

Our Approach: Treating Demodex Mites, a Root Cause of Disease, page 121

23.

In the graphic on page 121 please clarify what you mean by “near complete resolution on mean reduction of collarettes and mites” and either here or on page 114 include a statement describing the basis for which you feel TP-03 may meaningfully improve patient satisfaction with cataract and refractive surgery.

RESPONSE TO COMMENT 23:

The Company acknowledges the Staff’s comment and has revised the graphic on page 106 of the Registration Statement delete the phrase “near complete resolution on mean reduction of collarettes and mites” and has revised page 99 of the Registration Statement to provide additional discussion about the basis for which the Company believes TP-03 may meaningfully improve patient satisfaction with cataract and refractive surgery.

Clinical Development Program, page 122

24.

On page 124 you state your study treated 15 people through day 28 and three did not continue after day 28.  The results on pages 125 and 126 show a total of 13 subjects on days 7 and 14, and 14 subjects on day 28.  A similar disconnect appears in connection with the Io phase 2a trial discussion on page 127 with respect to Day 14.  Please reconcile.

RESPONSE TO COMMENT 24:

The Company acknowledges the Staff’s comment and has revised page 109 of the Registration Statement to provide that 14 of the 15 subjects who received treatment in the Mars clinical trial completed the trial through Day 28. Additionally, the Company has added clarifying statements on page 109 that one subject missed the Day 7 visit and one subject missed the Day 14 visit in the Mars clinical trial and on page 112 that three subjects missed the Day 7 visit, one subject missed the Day 14 visit and one subject missed the Day 28 visit.

Our Additional Product Candidates - TP-04 Topical Formulation for the Treatment of Rosacea, page 132

25.	We note you indicate that TP-04 is in a preclinical stage. Please explain why you expect to move TP-04 directly to a Phase 2a trial.

Securities and Exchange Commission

September 14, 2020

RESPONSE TO COMMENT 25:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to explain that the Company expects to move TP-04 to a Phase 1/2 clinical trial outside the United States and the Company intends to initiate preclinical studies to determine a formulation for the Phase 1/2 clinical trial.

26.

On page 133, please describe in more detail how you feel your TP-04 treatment for rosacea would address the unmet medical need in the rosacea market and be more effective than existing treatments that also target Demodex.  For example, please expand upon the following parenthetical “(longer half-life, more lipophilic, greater therapeutic window).”

RESPONSE TO COMMENT 26:

The Company acknowledges the Staff’s comment and has revised page 118 of the Registration Statement to address how TP-04 would address the unmet medical need in the rosacea market and potentially be more effective than existing treatments that also target Demodex.

Intellectual Property, page 135

27.

Please revise your discussion to clarify which patents (and their corresponding jurisdictions and expiration dates) are licensed, and which ones are owned by you, and whether your treatment and composition of matter claims are covered by issued patents or pending patent applications.

RESPONSE TO COMMENT 27:

The Company acknowledges the Staff’s comment and has revised the discussion to clarify which patents (and their corresponding jurisdictions and expiration dates) are licensed, and which ones are owned by the Company, and whether the Company’s treatment and composition of matter claims are covered by issued patents or pending patent applications.

License Agreements, page 136

28.

Please state the duration of the Elanco license agreement and the term of the royalty due thereunder.  Please also provide the time period for the diligence and dermatology milestones or a range.  We note that the earliest milestones were within a number of months after the agreement date per Exhibit 10.10.  If you have missed any deadlines thus far please so state, and also note whether they were COVID-19 related or not.

RESPONSE TO COMMENT 28:

The Company acknowledges the Staff’s comment and has revised pages 122 and 123 of the Registration Statement to expand the discussion of the Elanco license agreements. The Company has not missed any deadlines so far with respect to the Elanco license agreement.

[Remainder of page intentionally left blank.]

Securities and Exchange Commission

September 14, 2020

* * * * *

Please contact the undersigned at (858) 436-8046 or ryangunderson@gunder.com if you have any questions with respect to this response or Amendment No. 2

Very truly yours,

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

By:  /s/ Ryan J. Gunderson

cc:	Leo Greenstein